SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. __)
_______________________

WESTMORELAND COAL COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

960878106
(CUSIP Number of Class
 of Securities)
_______________________

Charles L. Frischer
4404 52nd Avenue NE
Seattle, WA 98105
___________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(continued on next page(s))	Page 1 of 8

CUSIP NO. 960878106	13D	Page 2 of 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 997,521
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 997,521
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 997,521
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 5.6%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 960878106	13D	Page 3 of 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 12,310
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 12,310
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,310
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 960878106	13D	Page 4 of 8

Item 1.        Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $2.50 per share (the “Shares”) of Westmoreland Coal Company, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 9540 South Maroon Circle, Suite 200, Englewood, Colorado 80112.

Item 2.        Identity and Background.

(a)           This statement is being filed by each of Charles Frischer, an individual, and Libby Frischer Family Partnership, a New York partnership (the “Partnership”).

A joint filing agreement among the Reporting Persons is attached hereto as Exhibit 1.

(b)           The principal business address of each of the filers is 4404 52nd Avenue NE  Seattle, WA 98105.

(c)           The principal business of Charles Frischer is private investing.  The principal business of the Partnership is investments for its own account.

(d) – (e)                Legal Proceedings

During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Citizenship

Mr. Frischer is a citizen of the United States.

Item 3.        Source and Amount of Funds of Other Consideration.

The total amount of funds required to acquire the Shares acquired by Mr. Frischer and the Partnership were $17,167,800 and $323,577, respectively.  Mr. Frischer used personal funds and funds in his IRA to acquire his Shares and the Partnership used funds from its reserves to acquire its Shares.

Item 4.        Purpose of Transaction.

Each of the Reporting Persons acquired the Shares reported herein with a view to making a profit on his or its investment.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning the Issuer's business, operations, governance, management, strategy and future plans.  Depending on various factors including, without limitation, the Issuer's financial position, future actions taken by the Issuer's board of directors, price levels of the Shares, other available investment opportunities, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking representation on the Issuer’s board of directors, changes in management of the Issuer and potential strategic transactions by the Issuer.

CUSIP NO. 960878106	13D	Page 5 of 8

Item 5.        Interest of Securities of the Issuer.

(a) and (b)                      Beneficial ownership

As of the date of this Schedule 13D, the Partnership directly owns 12,310 Shares representing less than 1% of the total outstanding shares.  As of the date of this Schedule 13D, Mr. Frischer directly or through his IRA owns 985,211 Shares and he is the sole general partner of the Partnership.  Accordingly, Mr. Frischer indirectly beneficially owns 997,521 Shares representing approximately 5.6% of the outstanding Shares.  The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Shares based on a total of 17,752,214 Shares outstanding at March 3, 2015, which amount is derived from amount reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2014.

By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Shares owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of the Shares owned by the other Reporting Persons other than the Shares owned by the Partnership, which Mr. Frischer does not disclaim beneficial ownership.

Mr. Frischer has sole voting power and sole investment power with respect to 997,521 Shares.

(c)           Transactions during the past sixty days

Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.

(d)           Right to receive dividends or proceeds

Not applicable.

(e)           Beneficial ownership of less than five percent

Not applicable.

CUSIP NO. 960878106	13D	Page 6 of 8

Item 6.    Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have agreed to jointly seek to explore appropriate methods of maximizing the value of the Shares in the manner set forth in Item 4 above.

Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among any of the Reporting Persons and between the Reporting Persons and any persons with respect to any securities of the Issuer.

Item 7.    Materials to be Filed as Exhibits.

1.	Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  March 9, 2015

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 960878106	13D	Page 7 of 8

ANNEX A

Schedule of Transactions in Common Shares of the Issuer
During the Past 60 Days

Libby Frischer Family Partnership

None

Charles Frischer

Date of Transaction	Quantity Purchased	Price per Share

1/8/15	2,238	$34.06
1/9/15	2,464	$33.21
1/28/15	10,998	$26.88
3/4/15	30,800	$26.40
3/5/15	42,953	$26.56
3/6/15	54,458	$26.03

(1)	All purchases/sales were effected through open market or privately negotiated transactions.

CUSIP NO. 960878106	13D	Page 8 of 8

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares, par value $.001 per share, of HC2 Holdings,, Inc. and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of March 9, 2015.

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner